Contact

www.linkedin.com/in/garrettlash (LinkedIn)
www.thepuffcuff.com (Company)
www.mydensmalls.com (Company)

Top Skills

Process Improvement
Resource Management
Organizational Design

Certifications

The Entrepreneurship Bootcamp - Babson Executive Education

Garrett L.

Entrepreneur | Servant Leader | Speaker | President PuffCuff LLC & CEO Myden-Smalls eComm Fulfillment | Board Member
Atlanta Metropolitan Area

Summary

High-performing, analytical, and transformational leader with progressive experience in product, software, and project life-cycle management from strategic development to major initiative delivery.

A proven global general manager, committed to leading and building business enterprise, creating cost effective and innovative solutions while driving down overhead and increasing measurable value to organizations and customers.

Key contributor to enterprise-level planning and decision-making with the ability to: communicate clearly, negotiate, listen, mitigate conflict, and build alliances that achieve desired results using strong interpersonal and diplomacy skills.

Specialties: strategy, innovation and planning, market and financial analyses, systems roadmap planning, strategy articulation, capability improvement, and agile development.

Execution: leadership development, project/program planning and management, process improvement, profit/cost improvement, and business architecture/process.

Operations: organizational design, operational monitoring, resource management, multi-million-dollar budget planning and efficiency management.

People: recruitment and staff development of large and small teams including full-time/permanent, remote, contract, onshore, offshore, and indirect reporting structures.

Top 5 strengths: analytical, strategic, dedication, personable, and articulate

Contact information: garrett@thepuffcuff.com / garrett@mydensmalls.com

Experience

ZION BAPTIST ACADEMY INC
Board Member
April 2022 - Present (2 years 1 month)
Marietta, Georgia, United States

Myden-Smalls eComm Fulfillment Solutions
Owner & CEO
July 2020 - Present (3 years 10 months)
Marietta, Georgia, United States

E-Commerce Fulfillment Services for Small Business: https://www.mydensmalls.com

PUFFCUFF LLC
Co-Founder & CEO
January 2013 - Present (11 years 4 months)
Greater Atlanta Area

Provide strategic technology and operations consulting services to businesses in retail, manufacturing, and web-based technology industries. Key initiatives include:

Provide advisement to company founders and other key partners in the area of financial planning, technology, operations, and policy matters.

Contribute to the development of strategic goals and objectives as well as the overall management of the organization.

Represent clients externally, as necessary, with vendors, service providers, and manufacturing.

Oversee, direct, and organize the work of the finance, technology, and operations teams.

www.thepuffcuff.com

Bank of America

SVP Technology

May 2013 - June 2017 (4 years 2 months)

Senior leader of global network technology program accountable for the infrastructure platform and resource professionals across organizational towers such as: architecture, engineering, project management, vendor management, and operations. Provided risk management, product strategy, and life-cycle management including full P&L of $40 million.

• Delivered over $10 million savings to P&L via vendor contract negotiations and initiatives aimed at infrastructure reductions including implementing environmental cleanup initiatives.

• Managed enterprise environment service contracts with key vendors totaling $25 million (annual) delivering contact center infrastructure engineering, maintenance, operational, and security services.

• Executed a full refresh program on 21 telecom systems upgrading both hardware and software to bring the environment in line with the latest standards and best practices.

• Led, coached, and managed a team of 15 in areas of engineering, operations, architecture, project management, finance, vendor management, and service management.

Allstate Insurance

9 years 9 months

Senior Manager , Technology

July 2012 - May 2013 (11 months)

Northbrook, Illinois

Executed enterprise application development, delivery, and operations for call center technology and the agency gateway web portal. Oversaw various business clients and technology partners.

• Managed an organization consisting of more than 50 individuals, including a mix of employees, contractors, and offshore resources.

• Developed software solutions and supported customer facing IVR (Interactive Voice Response) systems, contact center dialers, work force management and desktop analytics, and contact center agent desktop portal initiatives.

Senior Manager, Technology

October 2007 - July 2012 (4 years 10 months)

Oversaw all infrastructure platform teams of TIBCO application development, UNIX (Sun), windows, networking, storage, database administration (Oracle and SQL), desktop support, and help desk. Delivered data center migration strategies moving from 3 data centers to a 2 data center environment and reduced footprint via hardware virtualization.

- Led a team of 40 employees and 4 direct reports with fiscal accountability of $10.5 million.

- Slashed more than $400,000 in the annual run rate by driving the centralizing of functions and resources of help desk and on-site technical support teams.

- Delivered major database upgrade of Oracle environment on budget and on schedule, one of the largest technology projects for the organization in 2011.

- Created and co-facilitated a leadership curriculum geared at building effective leaders for more than 20 front-line and director-level roles.

Manager, Availability/Command Center/Service Restoration

September 2005 - October 2007 (2 years 2 months)

Established an environment of teamwork and collaboration in the enterprise command center between 3 separate locations, 2 in the United States and 1 in Northern Ireland. Effectively managed the incident management and change management functions. Led operation teams, domestic and international, a mix of 37 employees and 1 direct report, with a budget of $2 million.

- Increased efficiency by 20% of global locations by focusing efforts on internal operations.

- Served as member of a 40-person pilot team accountable for major initiatives including environment, diversity, and inclusion, focused on transforming a 12,000 member organization.

Manager, Comm Services/PBX Engineering and Voice Operations

September 2003 - September 2005 (2 years 1 month)

Oversaw a team consisting of engineers and contractors in the United States and Northern Ireland. Provided focus on the delivery of all voice technology solutions.

- Project managed the standardization of enterprise telephony systems and VoIP migrations on over 100 PBX systems.

- Supervised and monitored a team of 8 project managers and 3 system testers, with a budget of $1.5 million.

Lucent Technologies
7 years

Wireless Applications Engineer
February 2001 - September 2003 (2 years 8 months)

Provided technical support to service providers, customer and product teams, and system engineers for wireless solutions in the United States. Defined new features for product development through Lucent third party programs and in conjunction with internal development teams. Provided customer network design and network solutions support for initial network configurations and subsequent network evolution plans.

Systems/Test Engineer
October 1996 - January 2001 (4 years 4 months)

Responsible for researching and investigating issues and concerns with features and writing technical documentation for 5ESS Class Switch documentation for Lucent customers and other interexchange carriers.

United States Army National Guard
Specialist E4
July 1989 - July 1997 (8 years 1 month)
Chicago, Illinois

FM Radio Engineer

Education

DePaul University
Masters of Science, Computer Science · (1998 - 2001)

Northern Illinois University
Bachelor of Science, Mechanical Engineering · (1990 - 1993)